FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2008

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Shoichi Aoki
Shoichi Aoki
Executive Officer
General Manager of Corporate Financial & Accounting Group

Date : September 30, 2008

Information furnished on this form :

EXHIBITS

Exhibit Number
1.	Notice of Determination of Amount of Consideration for Acquisition of Mobile Phone Business of SANYO Electric Co., Ltd.

September 30, 2008

To All Persons Concerned

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for inquiry:	Shoichi Aoki General Manager of Corporate Financial & Accounting Group (Tel: +81-75-604-3500)

Notice of Determination of Amount of Consideration

for Acquisition of Mobile Phone Business of SANYO Electric Co., Ltd.

Kyocera Corporation (the “Company”) has been giving timely disclosures through press releases of the “Basic Agreement relating to Transfer of Mobile Phone Business of SANYO Electric Co., Ltd.” dated October 11, 2007, “Notice regarding Acquisition of Mobile Phone Related Business of SANYO Electric Co., Ltd.” dated January 21, 2008 and “Execution of Corporate Split Agreement regarding Acquisition of Mobile Phone Business of SANYO Electric Co., Ltd.” dated January 29, 2008

The acquisition of the mobile phone business of SANYO Electric Co., Ltd. (“SANYO”) was concluded as of April 1, 2008, as scheduled. Because the amount of consideration for such acquisition has been finalized, the Company hereby gives notice thereof together with information relating to the impact thereof on the Company’s performance for the fiscal year ending March 31, 2009, as follows:

1.	Amount of consideration for business acquisition:

43.7 billion yen

*	The total amount of consideration for the corporate split under the Corporate Split Agreement dated January 30, 2008 has been finalized as the aggregate of (i) 43.7 billion yen, which is the amount of consideration for the business acquisition, and (ii) 16.4 billion yen, which is comprised of claims by SANYO against the Company relating to accounts payable and other unpaid liabilities of the acquired business, which SANYO paid to the respective creditors after the effective date of the corporate split in respect of such acquired business.

2.	Impact on the Company’s performance for the fiscal year ending March 31, 2009:

There are no revisions to the estimates of the Company’s performance for the current fiscal year, which have been already announced on April 25, 2008, as a result of the finalization of the business acquisition.